UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 30 October 2026

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 01 October 2026 — Total Voting Rights
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 09 October 2026 — Director/PDMR Shareholding

Exhibit 99.1

1 October 2026

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 30 September 2026 consisted of 5,249,831,589 ordinary shares, of which, 222,922,601 were held as treasury shares; leaving a balance of 5,026,908,988 with voting rights.

The figure of 5,026,908,988 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA’s Disclosure Guidance and Transparency Rules.

Julian Baddeley
Group Company Secretary

Exhibit 99.2

9 October 2026

National Grid plc ('National Grid' or 'Company')

Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’)

This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’). In accordance with MAR, the relevant Financial Conduct Authority notification is set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 11.3681	13
d)	Aggregated information - Volume - Price	13 GBP 147.78
e)	Date of the transaction	2026.10.07
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Ceri Jamond
Ceri Jamond Co-Deputy Company Secretary, Corporate

Date: 30 October 2026
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